OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden Hours per response 14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dover Saddlery, Inc.
-------------------------------------------------------------------------------
(Name of Issuer)

Common Stock
-------------------------------------------------------------------------------
(Title of Class of Securities)

260412101
----------------------------------------
(CUSIP Number)

Glenhill Advisors, LLC
598 Madison Avenue
12th Floor
New York, New York 10022
Tel. (646) 432-0600

With a copy to:
Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza
23rd Floor
New York, NY 10001
(646) 378-2105
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 14, 2007
-------------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Page 1 of  11 pages

------------------------------------------------
CUSIP No. 260412101
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenhill Advisors, LLC
13-4153005
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizen or Place of Organization

Delaware
------------------------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 918,983
--------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 0
--------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 918,983
--------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 0
------------------------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

918,983
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

18.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

HC
---------------------------------------------------------------------------------------------------------------------------------

Page 2 of  11 pages

------------------------------------------------
CUSIP No. 260412101
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenn J. Krevlin
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizen or Place of Organization

United States
------------------------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 918,983
--------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 0
--------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 918,983
--------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 0
------------------------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

918,983
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

18.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

IN, HC
---------------------------------------------------------------------------------------------------------------------------------

Page 3 of  11 pages

------------------------------------------------
CUSIP No. 260412101
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenhill Capital Management, LLC
13-4146739
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizen or Place of Organization

Delaware
------------------------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 0
--------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 918,983
--------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
--------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 918,983
------------------------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

918,983
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

18.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

IA, HC
---------------------------------------------------------------------------------------------------------------------------------

Page 4 of  11 pages

------------------------------------------------
CUSIP No. 260412101
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenhill Capital LP
13-4149785
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizen or Place of Organization

Delaware
------------------------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 0
--------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 589,685
--------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
--------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 589,685
------------------------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

589,685
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

11.6%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

PN
---------------------------------------------------------------------------------------------------------------------------------

Page 5 of  11 pages

------------------------------------------------
CUSIP No. 260412101
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenhill Capital Overseas GP Ltd.
98-0426124
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizen or Place of Organization

Cayman Islands
------------------------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 0
--------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 329,298
--------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
--------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 329,298
------------------------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

329,298
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.5%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

IA, HC
---------------------------------------------------------------------------------------------------------------------------------

Page 6 of  11 pages

------------------------------------------------
CUSIP No. 260412101
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenhill Capital Overseas Master Fund L.P.
98-0426132
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizen or Place of Organization

Cayman Islands
------------------------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 0
--------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 329,298
--------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
--------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 329,298
------------------------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

329,298
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.5%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

PN
---------------------------------------------------------------------------------------------------------------------------------

Page 7 of 11 pages

Item 1 Security and Issuer
The class of equity to which this statement relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Dover Saddlery, Inc. (the “Company”), which has its principal offices at:

525 Great Road
Littleton, MA 01460

Item 2 Identity and Background
The names of the persons filing this statement are Glenhill Advisors, LLC, a Delaware limited liability company, Glenn J. Krevlin, a citizen of the United States, Glenhill Capital Management, LLC, a Delaware limited liability company, Glenhill Capital LP, a Delaware limited partnership, Glenhill Capital Overseas GP Ltd., a Cayman Islands exempted company, and Glenhill Capital Overseas Master Fund L.P., a Cayman Islands limited partnership (each, a "Reporting Person").

Glenhill Advisors, LLC and Glenhill Capital Management, LLC, and Glenhill Capital Overseas GP Ltd. are engaged in the business of investment management, and Glenhill Capital LP and Glenhill Capital Overseas Master Fund L.P. are engaged in the investment and trading of a variety of securities and financial instruments.  Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is the general partner and investment advisor of Glenhill Capital LP, a security holder of the Company and sole shareholder of Glenhill Capital Overseas GP Ltd.  Glenhill Capital Overseas GP Ltd. is general partner of Glenhill Capital Overseas Master Fund L.P., a security holder of the Company.

The address of the principal business and principal office of each of the Reporting Persons and the other entities mentioned in the previous paragraph is 598 Madison Avenue, 12th Floor, New York, New York 10022.

During the last five years, none of the Reporting Persons nor the other entities mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration
The Reporting Persons acquired and hold the 918,983 shares of Common Stock to which this Statement relates as follows:

(a) Glenhill Capital LP acquired 754,816 shares of Common Stock on the open market on November 17, 2005 for a total consideration of $7,548,160.  Between March 27, 2007 and June 14, 2007, Glenhill Capital LP sold 102,104 shares of Common Stock on the open market and, on January 1, 2007, Glenhill Capital LP transferred 63,027 shares of Common Stock to Glenhill Capital Overseas Master Fund L.P., resulting in net holdings by Glenhill Capital LP of 589,685 shares of Common Stock.

(b) Glenhill Capital Overseas Master Fund L.P. acquired 323,184 shares of Common Stock on the open market on November 17, 2005 for a total consideration of $3,231,840. Between March 27, 2007 and June 14, 2007, Glenhill Capital Overseas Master Fund L.P. sold 56,913 shares of  Common Stock on the open market and, on January 1, 2007, Glenhill Capital LP transferred 63,027 shares of Common Stock to Glenhill Capital Overseas Master Fund L.P., resulting in net holdings by Glenhill Capital Overseas Master Fund L.P., of 329,298 shares of Common Stock.

The above amounts of total consideration include any commissions incurred in making the investments. The source of these funds was the investment capital of the Reporting Persons, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Page 8 of  11 pages

Item 4 Purpose of Transaction

All the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company.  The Reporting Persons review on a continuing basis the investment in the Company.  Based on such review and depending on the price and availability of the Company's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company's business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons and their affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

In addition, from time to time, the Reporting Persons and their affiliates may hold discussions with the Company regarding the matters described in subparagraphs (a) through (j) above.

Item 5 Interest in Securities of the Issuer
(a)  As of the close of business on June 14, 2007, Glenn J. Krevlin, Glenhill Advisors, LLC, and Glenhill Capital Management, LLC were the beneficial owners of 918,983 shares of Common Stock, which constitute in the aggregate 18.1% of the outstanding shares of Common Stock of the Company based on 5,074,344 shares of Common Stock outstanding, as reported in the Form 10-Q for the quarterly period ending March 31, 2007  filed by the Company.

As of the close of business on June 14, 2007, Glenhill Capital LP was the beneficial owner of 589,685 shares of Common Stock, which constitute in the aggregate 11.6% of the outstanding shares of Common Stock of the Company based on 5,074,344 shares of Common Stock outstanding pursuant to the Form 10-Q for the quarterly period ending March 31, 2007 filed by the Company.

As of the close of business on June 14, 2007, Glenhill Capital Overseas GP Ltd. and Glenhill Capital Overseas Master Fund L.P. were the beneficial owners of 329,298 shares of Common Stock, which constitute in the aggregate 6.5% of the outstanding shares of Common Stock of the Company based on 5,074,344 shares of Common Stock outstanding, as reported in the Form 10-Q for the quarterly period ending March 31, 2007 filed by the Company.

(b)  Each of Glenn J. Krevlin and Glenhill Advisors, LLC has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

Each of Glenhill Capital Management, LLC, Glenhill Capital LP, Glenhill Capital Overseas GP Ltd. and Glenhill Capital Overseas Master Fund L.P. has shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above. Such power is shared with Glenhill Advisors, LLC and Glenn J. Krevlin.

(c) Transactions in the Common Stock by the Reporting Persons effected in the last 60 days are as set forth in the table below. All such trades were made in open market transactions.

Page 9 of  11 pages

Entity	Trade Date	Activity	Quantity	Average Price

Glenhill Capital LP	04/23/07	SELL	80	8.075
Glenhill Capital Overseas Master Fund L.P.	04/23/07	SELL	45	8.075
Glenhill Capital LP	04/24/07	SELL	1,099	8.1011
Glenhill Capital Overseas Master Fund L.P.	04/24/07	SELL	614	8.1011
Glenhill Capital LP	04/25/07	SELL	1,284	8.0161
Glenhill Capital Overseas Master Fund L.P.	04/25/07	SELL	717	8.0161
Glenhill Capital LP	05/04/07	SELL	1,354	8.6
Glenhill Capital Overseas Master Fund L.P.	05/04/07	SELL	756	8.6
Glenhill Capital LP	05/16/07	SELL	569	8.4775
Glenhill Capital Overseas Master Fund L.P.	05/16/07	SELL	319	8.4775
Glenhill Capital LP	06/14/07	SELL	87,285	7.5
Glenhill Capital Overseas Master Fund L.P.	06/14/07	SELL	48,600	7.5

(d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

(e) Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7 Material to be Filed as Exhibits
None.

Page 10 of  11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 19, 2007
GLENHILL ADVISORS, LLC

By: /s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin
Title: Managing Member

By: /s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin

GLENHILL CAPITAL MANAGEMENT, LLC

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL LP

By: GLENHILL CAPITAL MANAGEMENT, LLC
General Partner

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL OVERSEAS GP LTD.

By: GLENHILL CAPITAL MANAGEMENT, LLC
Sole Shareholder

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/ GLENN J. KREVLIN
Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND L.P.

By: GLENHILL CAPITAL OVERSEAS GP LTD.
General Partner

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin
Title: Managing Member

Page 11 of  11 pages